UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 333- 286542

FAST TRACK GROUP

(Registrant’s Name)

12 Mohamed Sultan Road,

#04-01, Singapore 238961

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On May 22, 2025, FAST TRACK GROUP (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Alexander Capital, L.P., as representative of the several underwriters named thereof, in connection with its initial public offering (“IPO”) of 3,750,000 ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) at a price of $4 per share. The underwriters also have an option for a period of 45 days to purchase up to 562,500 ordinary shares to cover over-allotments, if any. The Company has also agreed to issue to the representative as compensation Representative’s Warrants exercisable for a period of five years from the date of issuance of up to 431, 250 ordinary shares at a per share exercise price equal to 140% of the public offering price per share in the IPO. The Company’s Registration Statement on Form F-1 (File No. 333- 286542) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 14, 2025, as amended, the “Registration Statement”) was declared effective by the Commission on May 22, 2025.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter, nominating and corporate governance committee charter, insider trading policy and a whistleblower policy, attached as Exhibits 14,1, 99.1, 99.2, 99.3, 99.4 and 99.5 to the Registration Statement, respectively, and incorporated herein by reference.

On May 22, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.6 to this Current Report on Form 6-K.

On May 27, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
14.1*	Form of Code of Business Conduct and Ethics
99.1*	Form of Charter of the Audit Committee.
99.2*	Form of Charter of the Compensation Committee.
99.3*	Form of Charter of the Nominating and Corporate Governance Committee.
99.4*	Form of Statement of Policy Concerning Trading in Company Securities.
99.5*	Form of Whistleblower Policy.
99.6	Press Release, dated May 22, 2025
99.7	Press Release, dated May 27, 2025

*	Filed Previously.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAST TRACK GROUP

Date: May 28, 2025	By:	/s/ Lim Sin Foo, Harris
	Name:	Lim Sin Foo, Harris
	Title:	Chief Executive Officer, and Director

3